SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ________________

                             240.13d-102
                                 SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
(S)240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO (S)240.13D-2

                             (Amendment No.  1  )*
                                           -----

                         InfoNow Corporation
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                             456664309
                              ------------------
                                (CUSIP Number)

                            December 31, 1998
          --------------------------------------------------------
---
               Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

------------------------
  CUSIP NO. 456664309                   13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                       1,030,858
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8    1,030,858

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    1,030,858

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         16.25%

------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2

------------------------
  CUSIP NO. 456664309                   13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson Stephens Investment Management Co.
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,030,858
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8    1,030,858

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    1,030,858
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                     [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11       16.25%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 3

------------------------
  CUSIP NO. 456664309                   13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Investment Management, L.P.
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,030,858
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8    1,030,858

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    1,030,858
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11       16.25%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    IA
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO. 456664309                   13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Robertson Stephens Orphan Fund
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    492,814

     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8    492,814

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    492,814

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         7.77%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    PN
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 5

Item 1  (a)  Name of Issuer:            InfoNow Corporation

        (b)  Address of Issuer's        1875 Lawrence Street,
Suite 1100
             Principal Executive        Denver, Colorado 80202
           Offices:


Item 2  (a) Names of Person Filing:     (See Annex I for
abbreviations)
                                   BAC
                                   Robertson Parent
                                   Investment Adviser
                                   Orphan

        (b)  Address of Principal
           Business Offices:       See Annex I

        (c)  Citizenship:               See Annex I

        (d)  Title of Class of            Common Stock
             Securities:

        (e)  CUSIP Number:              456664309


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
           or (c), check whether the person filing is a:

             (a) [_]   Broker or Dealer registered under Section
15 of the Act
                    (15 U.S.C. 78o)

             (b) [ ]   Bank as defined in Section 3(a)(6) of the
Act (15 U.S.C.
                    78c)

             (c) [_]   Insurance Company as defined in Section
3(a)(19) of the
                       Act (15 U.S.C. 78c)

             (d) [_]   Investment Company registered under Section
8 of the
                       Investment Company Act (15 U.S.C. 80a-8)

           (e) [x]   An investment adviser in accordance with
(S)240.13d-
                    1(b)(1)(ii)(E)

             (f) [_]   An employee benefit plan or endowment fund
in accordance
                    with (S)240.13d-1(b)(1)(ii)(F)

             (g) [x]   A parent holding company or control person
in accordance
                    with (S)240.13d-1(b)(ii)(G)

           (h) [_]   A savings association as defined in Section
3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) [_]   A church plan that is excluded from the
definition of an
                    investment company under section 3(c)(14) of
the
                    Investment Company Act of 1940 (15 U.S.C. 80a-
3)

           (j) [_]   Group, in accordance with (S)240.13d-
1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [X]


Item 4       **Ownership

             (a) Amount Beneficially Owned:

                         BAC
1,030,858
                     Robertson Parent
1,030,858
                     Investment Adviser                1,030,858
                     Orphan                              492,814
__________

**   By virtue of the corporate relationships between Reporting
Persons as
     described in Item 7, BAC (the parent company) may be deemed to possess
     indirect beneficial ownership of shares beneficially owned
directly by    its subsidiaries. Similarly, higher tier BAC
subsidiaries may be deemed    to possess indirect beneficial
ownership of shares beneficially owned  directly by lower tier BAC
subsidiaries. The power to vote and to dispose    of shares may be
deemed to be shared between entities due to their      corporate
relationships. Seven hundred fifty-three thousand six hundred forty three (492,814) shares are held by Orphan and the remaining
277,215   shares are held by various funds in the Robertson
Stephens group.

           (b) Percent of Class:
                         BAC
16.25%
                     Robertson Parent
16.25%
                     Investment Adviser                   16.25%
                     Orphan                                7.77%

          (c) Number of shares as to which the person has:

              (i)      sole power to vote or to direct the vote:
                        BAC                                      0
                     Robertson Parent                            0
                     Investment Adviser                     0
                     Orphan                                  0

              (ii)     shared power to vote or to direct
                     the vote:
                     BAC                               1,030,858
                     Robertson Parent
1,030,858
                     Investment Adviser                1,030,858
                     Orphan                              492,814

               (iii)    sole power to dispose or to direct the
                         disposition of:
                         BAC
0
                     Robertson Parent                            0
                     Investment Adviser                     0
                     Orphan                                  0

              (iv)     shared power to dispose or to direct
                     the disposition of:
                     BAC                               1,030,858
                     Robertson Parent
1,030,858
                     Investment Adviser                1,030,858
                     Orphan                              492,814


Item 5       Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


Item 6       Ownership of More than Five Percent on Behalf of
Another Person.

             Not Applicable.


Item 7       Identification and Classification of the Subsidiaries
Which
             Acquired the Security Being Reported on by the Parent
Holding
             Company.

             See Annex I.


Item 8       Identification and Classification of Members of the
Group.

             Not Applicable.


Item 9       Notice of Dissolution of Group.

             Not Applicable.

Item 10     Certification.

[_]       By signing below I certify that, to the best of my
knowledge and
          belief, the securities referred to above were acquired
and are held
          in the ordinary course of business and were not acquired
and are             not held for the purpose of or with the effect
of changing or
          influencing the control of the issuer of the securities
and were            not acquired and are not held in connection
with or as a                  participant in any transaction
having that purpose or effect.               (13d-1(b)).

[X]       By signing below I certify that, to the best of my
knowledge and            belief, the securities referred to above
were not acquired and are          not held for the purpose of or
with the effect of changing or               influencing the
control of the issuer of the securities and were            not
acquired and are not held in connection with or as a
          participant in any transaction having that purpose or
effect.             (13d-1(c)).

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1999


     BANKAMERICA CORPORATION*

     ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

     ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

     THE ROBERTSON STEPHENS ORPHAN FUND*





*By: /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 6, 1999

     BANKAMERICA CORPORATION*

     ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

     ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

     THE ROBERTSON STEPHENS ORPHAN FUND*




*By:   /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation

                                    ANNEX I
                                    -------


     This Annex identifies certain entities which may be filing parties of the attached Schedule or which may be referred to in the filing.

Registered Investment Companies
--------------------------------

     Each of the following entities is a series of Robertson
Stephens Investment
Trust, a Massachusetts business trust. The investment adviser for each of such entities is Robertson, Stephens & Company Investment Management, L.P. Each is an investment company registered under the Investment Company Act of 1940, with principal office and principal place of business at 555 California
Street,
Suite 2600, San Francisco, CA  94104:

     The Contrarian Fund ("Contrarian")
     The Robertson Stephens Developing Countries Fund ("Developing
Countries")
     The Robertson Stephens Diversified Growth Fund ("Diversified
Growth")
     The Robertson Stephens Emerging Growth Fund ("Emerging
Growth")
     The Robertson Stephens Growth & Income Fund ("Growth &
Income")
     The Information Age Fund(TM) ("Information Age")
     The Robertson Stephens Global Natural Resources Fund
("Natural Resources")
     The Robertson Stephens Global Value Fund ("Global Value")
     The Robertson Stephens MicroCap Growth Fund ("Micro-Cap
Growth")
     The Robertson Stephens Partners Fund ("Partners")
     The Robertson Stephens Value + Growth Fund ("Value + Growth")

Other Entities
---------------

     The principal office and principal place of business of the following entities is 555 California Street, Suite 2600, San Francisco, CA
94104:

     I. (a) BankAmerica Corporation ("BAC") is a Delaware corporation. It wholly owns Robertson Parent.

           (b) registered bank holding company

     II.   (a) Bank of America National Trust and Savings
Association ("BANTSA")
               is a national banking association organized under the laws of the
               United States

           (b) national bank

     III.  (a) Bayview Holdings, Inc. ("Bayview Holdings") is a
Delaware corpo-
               ration. Bayview Holdings a wholly owned subsidiary of Robertson
               Parent. It is managing member of Private Equity
Group.

           (b) holding company

     IV. (a) Bayview Investors, Ltd. ("Bayview") is a California limited partnership.

           (b) investments in securities

     V. (a) The Robertson Stephens Orphan Fund, L.P. ("Orphan") is a Cali-
               fornia limited partnership. Investment Adviser is the general partner.

           (b) investments in securities

     VI.   (a) The Robertson Stephens Orphan Offshore Fund, L.P.
('Orphan Off-
               shore") is a Cayman Islands limited partnership.
Investment
               Adviser is the investment adviser.

           (b) investment in securities

     VII.  (a) Robertson Stephens Investment Management Co.
("Robertson Parent")
               is a Delaware corporation. It is wholly owned by BAC. It owns
               Bayview Holdings.

           (b) holding company

     VIII. (a) Robertson, Stephens & Company Investment
Management, L.P.
               ("Investment Adviser") is a California limited partnership. It is investment adviser to the Registered Investment
Companies and
               Orphan Offshore and general partner of Orphan and Emerging Growth
               Partners.

           (b) registered investment advisor

     IX.   (a) Robertson, Stephens & Company Private Equity Group,
L.L.C.
               ("Private Equity Group") is a Delaware limited liability company.
               It is general partner of Bayview and Bayview VI. It is limited partner of Venture IV. Bayview Holdings is managing member of
               Private Equity Group.

           (b) holding company

     X.    (a) Bayview Investors VI, L.P. ("Bayview VI") is a
California limited
               partnership. It is general partner of Emerging
Growth Partners,
               L.P. ("Emerging Growth Partners"). Private Equity
Group is its
               general partner.

           (b) investments in securities

     XI.   (a) Robertson Stephens Emerging Growth Partners, L.P.
is a California
               limited partnership. Bayview VI and Investment
Adviser are its
               general partners.

           (b) investments in securities

     XII. (a) RS & Co. IV, L.P. ("IV LP") is a Delaware limited partnership.
               Venture IV is its general partner. Investment
Advisor is its
               investment advisor.

           (b) investments in securities

     XIII. (a) RS & Co. Venture Partners IV ("Venture IV"), is a
Delaware
               limited partnership. Its general partners are M.
Kathleen
               Behrens and David L. Goldsmith. Its investment adviser is
               Investment Adviser. It is general partner to IV LP.

           (b) holding company

     XIV.  (a) The Robertson Stephens Black Bear Fund I, L.P.
("Black Bear"), is
               a California limited partnership. Its general partner and invest-
               ment adviser is Investment Adviser.

           (b) investments in securities

     XV.   (a) Black Bear Fund II, L.L.C. ("Black Bear II"), is a
California
               limited partnership. Investment Adviser is its investment
               adviser.

           (b) investments in securities

     XVI.  (a) Black Bear Offshore Fund Limited ("Black Bear
Offshore"), is a
               Cayman Islands limited partnership. Investment
Adviser is its
               investment adviser.

           (b) investments in securities














                              Page 3